Exhibit 99.1

LUMIRADX LIMITED

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108, Cayman Islands

(354) 640-0540

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 15, 2022

Dear Shareholder,

You are cordially invited to attend the 2022 Annual General Meeting of Shareholders of LumiraDx Limited (“LumiraDx” or the “Company”), which will be held virtually at www.virtualshareholdermeeting.com/LMDX2022, on Thursday, December 15, 2022, at 7:00 a.m. Eastern time. We hope you will be able to attend the virtual annual meeting.

At our annual meeting, our shareholders will be asked: (i) to approve the re-election of Donald Berwick, to serve as a Class I director (“Proposal 1”); (ii) to approve the re-election of George Neble, to serve as a Class I director (“Proposal 2”); (iii) to approve the re-election of Lu Huang, to serve as a Class I director (“Proposal 3”); (iv) to receive the Company’s audited accounts for the fiscal year ended December 31, 2021 (“Proposal 4”); and to transact such other business as may properly come before the meeting or any adjournment or postponement thereof. As of the date of this letter, we have not received notice of any other matters that may be properly presented at the annual meeting. Our Board of Directors unanimously recommends a vote “FOR” Proposals 1 through 4. The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board of Directors of the Company has fixed 4:00 p.m. Eastern time on November 7, 2022 as the record date for determining the shareholders entitled to receive notice of, attend, and vote at the annual meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the virtual annual meeting, and regardless of the number of shares of LumiraDx that you own, it is important that your shares be represented at the annual meeting. You can cast your vote by completing the enclosed proxy card and returning it in the postage-prepaid envelope provided, or by utilizing the telephone or Internet voting systems described on the proxy card.

Thank you for your ongoing support of LumiraDx.

Sincerely,

Ron Zwanziger

Chairman and Chief Executive Officer

November 15, 2022

LUMIRADX LIMITED

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108, Cayman Islands

(354) 640-0540

PROXY STATEMENT

General

The enclosed proxy is solicited on behalf of our Board of Directors (the “Board”) for use at the 2022 Annual General Meeting of Shareholders (the “Annual Meeting”) of LumiraDx Limited, to be held on December 15, 2022 at 7:00 a.m. Eastern time and at any adjournment or postponement thereof, for the purposes set forth herein. The Annual Meeting will be held virtually at www.virtualshareholdermeeting.com/LMDX2022. If you plan to attend the virtual meeting, you must access the virtual meeting at www.virtualshareholdermeeting.com/LMDX2022 and use the multi-digit Control Number provided with your proxy materials to participate and submit questions.

All references to us, we, our, the Company and LumiraDx refer to LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

Our notice, proxy statement and 2021 Annual Report on Form 20-F are available at www.proxyvote.com. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

Record Date, Share Ownership and Quorum

Only the holders of record of A ordinary shares of the Company, $0.0000028 par value per ordinary share (the “Ordinary Shares”), and common shares of the Company, $0.0000028 par value per common share (the “Common Shares”), as of 4:00 p.m. Eastern time on November 7, 2022 (the “Record Date”), are entitled to receive notice of, attend and vote at the Annual Meeting and any adjournment or postponement thereof. No person shall be entitled to vote at the Annual Meeting unless registered as a shareholder of the Company on the Record Date.

Holders of certain warrants to purchase Ordinary Shares or Common Shares of the Company are entitled to receive notice of the Annual Meeting but they will not be permitted, in their capacity as warrantholders, to attend or vote at the Annual Meeting.

As of the close of business on the Record Date, 165,054,001 Ordinary Shares were issued and outstanding and 152,634,554 Common Shares were issued and outstanding. Two or more shareholders entitled to vote upon the business being transacted, and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Ordinary Share issued and outstanding as of the Record Date is entitled to ten votes at the Annual Meeting. Each Common Share issued and outstanding as of the Record Date is entitled to one vote at the Annual Meeting. The resolutions to be voted on at the Annual Meeting will be approved by an ordinary resolution (i.e., a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the Annual Meeting).

Abstentions and Broker Non-Votes

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present. Abstentions will have no effect on the outcome of Proposals 1 through 4.

A “broker non-vote” occurs when a bank, brokerage firm, or other nominee holding shares for a beneficial owner attends the Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner. Broker non-votes will have no effect on the outcome of Proposals 1 through 4.

Voting by Holders of Ordinary Shares and Common Shares

Ordinary Shares and Common Shares for which proxies are returned within the deadlines set forth below, will be voted at the Annual Meeting in accordance with the directions given. If no specific instructions are given, it will be noted that you have abstained from voting on the resolution in question and the individuals named in the proxy will vote all shares represented by your proxy FOR Proposals 1 through 4. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Annual Meeting, or at any adjournment or postponement thereof. Where any holder of Ordinary Shares or Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares or Common Shares will not be included or counted in the determination of the number of shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders must be received by us no later than 11:59 p.m., Eastern time, on December 14, 2022 to ensure your representation at our Annual Meeting.

Proxies submitted by shareholders whose shares are held by a Company plan (such as shares issued pursuant to the LumiraDx Limited 2021 Employee Stock Purchase Plan) must be received by us no later than 11:59 p.m., Eastern time, on December 12, 2022 to ensure your representation at our Annual Meeting.

The process by which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Computershare Trust Company, N.A., our stock transfer agent (i.e., you are a registered shareholder), or if you hold shares through a Company plan (such as shares issued pursuant to the LumiraDx Limited 2021 Employee Stock Purchase Plan), this proxy statement, the notice of Annual Meeting and the proxy card will be mailed to you by Broadridge.

If you are a shareholder of record, you may vote by attending the Annual Meeting virtually at www.virtualshareholdermeeting.com/LMDX2022. You must use the multi-digit Control Number provided with your proxy materials to submit your vote.

If you do not wish to vote during the Annual Meeting or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy using the enclosed proxy card, vote by proxy on the Internet or vote by proxy over the telephone. The procedures for voting by proxy are as follows:

•	To vote via the Internet, go to the Internet address stated on your proxy card.

•	To vote by telephone, call the number stated on your proxy card.

•	To vote by mail, simply mark your proxy card, date, and sign it and return it in the postage-prepaid envelope.

Submitting your proxy via the Internet or by telephone will not affect your right to vote should you decide to attend the Annual Meeting virtually online through the link at www.virtualshareholdermeeting.com/LMDX2022. Even if you plan to attend the Annual Meeting, we encourage you to submit your proxy to vote your shares in advance of the Annual Meeting.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name” and as a result, this proxy statement, the notice of Annual Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. Your bank, brokerage firm, or other nominee will allow you to deliver your voting instructions via the Internet and may also permit you to submit your voting instructions by telephone.

Please note that if your shares are held of record by a bank, brokerage firm, or other nominee and you decide to attend and vote at the Annual Meeting virtually, you must use the multi-digit Control Number provided with your proxy materials to submit your vote.

You may receive multiple sets of proxy materials if your Ordinary Shares and Common Shares are registered differently or if you have multiple accounts. Please vote all of these shares separately to ensure all of the shares that you hold are voted.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Annual Meeting by:

•	submitting a duly executed proxy bearing a later date;

•	granting a subsequent proxy through the Internet or telephone;

•	sending a written notice that you are revoking your proxy to Investor Relations at 221 Crescent Street, 5th Floor, Waltham, MA 02543; or

•	attending the Annual Meeting online at www.virtualshareholdermeeting.com/LMDX2022, revoking your proxy and voting again.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your participation in the virtual Annual Meeting by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted or you vote electronically at the virtual Annual Meeting.

A beneficial owner owning shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by voting in person at the Annual Meeting.

If you are not planning to attend our Annual Meeting, to ensure your representation at our Annual Meeting, revocation of proxies submitted by registered shareholders and street shareholders must be received by us no later than 11:59 p.m., Eastern time, on December 14, 2022 (or 11:59 p.m., Eastern time, on December 12, 2022 if your shares are held in a Company plan).

PROPOSAL 1:

APPROVAL OF THE RE-ELECTION OF DONALD BERWICK, TO SERVE AS A CLASS I DIRECTOR.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the Annual Meeting is required for this proposal to be approved. If proxies are properly submitted, shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, shares represented by the proxies will be voted in favor of the re-election of Donald Berwick, to serve as a Class I director, to hold office until the second annual general meeting following this meeting and until his successor is duly elected, or until his earlier death, resignation or removal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE RE-ELECTION OF DONALD BERWICK, TO SERVE AS A CLASS I DIRECTOR.

PROPOSAL 2:

APPROVAL OF THE RE-ELECTION OF GEORGE NEBLE, TO SERVE AS A CLASS I DIRECTOR.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the Annual Meeting is required for this proposal to be approved. If proxies are properly submitted, shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, shares represented by the proxies will be voted in favor of the re-election of George Neble, to serve as a Class I director, to hold office until the second annual general meeting following this meeting and until his successor is duly elected, or until his earlier death, resignation or removal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE RE-ELECTION OF GEORGE NEBLE, TO SERVE AS A CLASS I DIRECTOR.

PROPOSAL 3:

APPROVAL OF THE RE-ELECTION OF LU HUANG, TO SERVE AS A CLASS I DIRECTOR.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the Annual Meeting is required for this proposal to be approved. If proxies are properly submitted, shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, shares represented by the proxies will be voted in favor of the re-election of Lu Huang, to serve as a Class I director, to hold office until the second annual general meeting following this meeting and until her successor is duly elected, or until her earlier death, resignation or removal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE RE-ELECTION OF LU HUANG, TO SERVE AS A CLASS I DIRECTOR.

Information relating to the director nominees as set forth above in Proposals 1 through 3.

In accordance with the terms of our Amended and Restated Memorandum of Association and Articles of Association (“Amended and Restated Articles”), the Board is divided into three groups designated as the Founder Directors and the Class I and Class II directors. Each of the Class I and Class II directors serve staggered two-year terms. Upon the expiration of the term of either the Class I or the Class II directors, the directors in that class will be eligible to be re-elected for a new two-year term at the annual general meeting of shareholders in the year in which their term expires. Each term of a Class I or Class II director will continue until the election of his or her successor, or his or her earlier death, resignation, or removal (in accordance with the provisions of the Amended and Restated Articles). Any increase or decrease in the number of the Class I and Class II directors will be distributed among the two classes so as to make the two classes as nearly as equal in number as is reasonably practicable.

The classes are divided as follows:

•	the Class I directors are Donald Berwick, George Neble and Lu Huang, and their terms will expire at this Annual Meeting; and

•	the Class II directors are Bruce Keogh, Lurene Joseph, Gerald Chan and Troyen Brennan, and their terms will expire at LumiraDx’s annual general meeting of shareholders to be held in 2023.

The number of Founder Directors is three and is comprised of LumiraDx’s co-founders, Ron Zwanziger, Dave Scott and Jerry McAleer. The Founder Directors will remain in office until a Founder Director resigns or otherwise ceases to be a director in accordance with the provisions of the Amended and Restated Articles. Any resolution to remove a Founder Director requires the voting approval of the ordinary shares held by Ron Zwanziger, our Chief Executive Officer and co-founder, and his affiliates. In the event a Founder Director retires or otherwise ceases to be a director in accordance with the provisions of the Amended and Restated Articles, the appointment of any replacement Founder Director will require the approval of Ron Zwanziger (for and on behalf of each of the Founder Directors).

The Amended and Restated Articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum will be elected by an ordinary resolution of shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in person or by proxy at the meeting.

Information relating to our directors, including the director nominees, as of the date of this proxy statement is set forth below.

Name	Age	Position(s)
Founder Directors
Ron Zwanziger	68	Chief Executive Officer, Co-Founder, Chairman and Director
Dave Scott, Ph.D.	66	Chief Technology Officer, Co-Founder and Director
Jerry McAleer, Ph.D.	67	Chief Scientist, Co-Founder and Director

Class I Directors with Terms Expiring in 2022
Donald Berwick, M.D., M.P.P.(1)	76	Director
George Neble(1)	66	Director
Lu Huang, M.D.(2)	48	Director

Class II Directors with Terms Expiring in 2023
Bruce Keogh, K.B.E., F.R.C.S., F.R.C.P.(2)	67	Director
Lurene Joseph(1)(2)	62	Director
Gerald Chan	71	Director
Troyen Brennan, M.D., M.P.H.	67	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Class I Directors with Terms Expiring in 2022

Donald Berwick, M.D., M.P.P. Dr. Berwick has served as a member of LumiraDx’s Board since January 2018. He is currently President Emeritus and Senior Fellow at the Institute for Healthcare Improvement (“IHI”), a position he has held since 2014. From 1991 to 2010, Dr. Berwick served as the founding Chief Executive Officer of IHI. In 2015, Dr. Berwick was appointed as an international visiting fellow of the King’s Fund in the United Kingdom to advise on improvements on health and care in the NHS, a position he still holds. In 2010, he was appointed by former President Barack Obama as the Administrator of the Centers for Medicare and Medicaid Services, a position he held until 2011. Dr. Berwick served two terms on the Governing Council of the Institute of Medicine, (now the National Academy of Medicine), from 2002 to 2007, was a member of International Organization for Migration’s Global Health Board from 2002 to 2009, and served on former President Clinton’s Advisory Commission on Consumer Protection and Quality in the Healthcare Industry from 1996 to 1999. Dr. Berwick was Vice Chair of the U.S. Preventive Services Task Force (1990-1995), independent member of the American Hospital Association Board of Trustees (1996-1999), and Chair of the National Advisory Council of the Agency for Healthcare Research and Quality (1999-2001). He has also served as Clinical Professor of Pediatrics and Health Care Policy at Harvard Medical School and Professor Health Policy and Management at

the Harvard School of Public Health. He currently serves as Lecturer in the Department of Health Care Policy at Harvard Medical School. Since October 2015, Dr. Berwick has served on the board of directors of National Research Corporation, a publicly traded healthcare information and market research services company. Dr. Berwick received an A.B. in social relations from Harvard College, an M.D. from the Harvard Medical School, and an M.P.P. from the Harvard Kennedy School. We believe that Dr. Berwick is qualified to serve as a director of LumiraDx based on his knowledge of the healthcare industry, health quality, and improvement requirements, as well as expertise in clinical medical sciences.

George Neble. Mr. Neble has served as a member of LumiraDx’s Board since July 2020. He currently works as a business advisor for high growth and emerging technology companies. From November 2012 to June 2017, Mr. Neble served as the Northeast Market Leader and Managing Partner of the Boston office of Ernst & Young LLP. From 2002 to 2012, Mr. Neble was a senior assurance partner at Ernst & Young LLP. He has served as a member of the board of directors of publicly traded companies EverQuote, Inc., since May 2018, and Intapp, Inc., since June 2021. From 1978 to 2002, Mr. Neble was an Assurance Partner at Arthur Andersen serving primarily emerging and growth-oriented companies. He was previously a member of the board of directors of Real Goods Solar, Inc. from June 2019 until July 2021. Mr. Neble brings more than 40 years of accounting and auditing experience working with public and private companies. He is a Certified Public Accountant with extensive experience in accounting, SEC and financial reporting matters. Mr. Neble received a B.S. in accounting from Boston College. We believe that Mr. Neble is qualified to serve as a director of LumiraDx based on his knowledge of accounting and financial matters as well as audit functions.

Lu Huang, M.D. Dr. Huang has served as a member of LumiraDx’s Board since October 2018. Dr. Huang joined Morningside Venture Investments Limited (“Morningside”) in 2003 and is currently in charge of Morningside’s healthcare investment activities in China. With over 19 years of experience in the venture capital industry, she has led more than 30 healthcare/life science investments in greater China and North America, ranging from bio-pharmaceutical, medical devices and in-vitro diagnostics sectors to healthcare services and IT. Before joining Morningside, Dr. Huang served as a Marketing Associate in the Public Relations & Marketing group at Continuum Health Partners in New York City, which provides integrated healthcare management services throughout the New York metropolitan region. Dr. Huang previously served on the board of directors of Stealth BioTherapeutics Corp., a publicly traded biotechnology company, from June 2018 to December 2020. Dr. Huang obtained her M.D. from Shanghai Jiao Tong University School of Medicine (formerly known as Shanghai Second Medical University) and subsequently worked at the University affiliated hospital. She holds an M.B.A. from St. John’s University. We believe that Dr. Huang is qualified to serve as a director of LumiraDx based on her knowledge of the healthcare industry and her business and management experience.

Board Diversity

The composition of our Board currently includes two individuals who are diverse under the Nasdaq Listing Rule 5605(f) regarding board diversity, representing gender diversity of 20%, as presented in the below Board Diversity Matrix. Under Nasdaq Listing Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority or (iii) LGBTQ+ are defined as being diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Listing Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix for LumiraDx Limited
Total Number of Directors:		10

	Female	Male
Part I: Gender Identity
Directors	2	8
Part II: Demographic Background
Underrepresented race, ethnicity, nationality, culture or religious identity	2	—
LGBTQ+	—	—
None of the above	—	5
Did not disclose	—	3

Director Independence

As a foreign private issuer, under the Nasdaq listing rules, LumiraDx is not required to have independent directors on our Board, except that the audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our Board has determined that, of its ten directors, no director other than Ron Zwanziger, Dave Scott, Ph.D., Jerry McAleer, Ph.D. and Troyen Brennan, M.D., M.P.H., has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these other directors is “independent” as that term is defined under Nasdaq listing rules.

Board Nomination Rights

The terms of LumiraDx’s arrangements with the Bill & Melinda Gates Foundation (“BMGF”), Morningside and CVS Pharmacy Inc. (“CVS”) grant each of BMGF, Morningside and (under certain circumstances) CVS the right to appoint a director to LumiraDx’s Board. Lu Huang is the designated director appointee of Morningside. BMGF has elected not to appoint a director at this time, but retains its right to appoint a director. Following the departure of Troyen Brennan (the former designated director appointee of CVS) from CVS, CVS has not requested for a replacement or board appointment.

Under the applicable arrangements, the appointment rights shall terminate, (i) in the case of BMGF or Morningside, once either party sells or no longer controls more than 25%; or (ii) in the case of CVS, once a sale or combination of sales results in it beneficially owning less than 75%, in each case of their respective initial holding of Ordinary Shares. Morningside and BMGF are also entitled to designate one person to attend all meetings of the Board in an observer capacity and receive all documents and materials that are provided to each director.

PROPOSAL 4:

TO RECEIVE THE COMPANY’S AUDITED ACCOUNTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

Pursuant to the Amended and Restated Articles, the Company is required to lay the 2021 audited consolidated financial statements (the “Audited Accounts”) at the Annual Meeting, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2021. A copy of the Company’s Audited Accounts is included in the 2021 Annual Report on Form 20-F which is available on the Company’s website at https://investors.lumiradx.com/financial-information/sec-filings.

Vote Required

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the Annual Meeting is required for this proposal to be approved. If proxies are properly submitted, shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEIPT OF THE COMPANY’S AUDITED ACCOUNTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2021 Annual Report on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.lumiradx.com/financial-information/sec-filings and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares that they represent as the Board may recommend.

By Order of the Board of Directors,

Ron Zwanziger
Chairman and Chief Executive Officer

November 15, 2022